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02045849

PE 7-1-02

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 10 2002
WASH. D.C. 151

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

ÄÄÄÄÄÄÄÄÄÄÄÄÄÄÄÄ

SILICOM LIMITED

(Translation of Registrant's name into English)

ÄÄÄÄÄÄÄÄÄÄÄÄÄÄÄÄ

8 Hanagar Street, Kfar Sava 44000, Israel

(Address of Principal Executive Offices)

ÄÄÄÄÄÄÄÄÄÄÄÄÄÄÄÄ

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

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TIS/6k/forms

On July 8, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silicom Ltd.
(Registrant)

By: ______________________
Ilan Erez
Chief Financial Officer

Dated: July 8, 2002

Exhibit 1

Silicom Ltd.
Connectivity Solutions

FOR IMMEDIATE RELEASE

STSN LICENSES SILICOM'S PATENT- PENDING IPLUG™ SELF-INSTALL TECHNOLOGY

- Iplug™-Enabled CPE To Simplify Internet Hookup for Guests in Major Hotel Chains -

KFAR SAVA, Israel – July 8, 2002 – SILICOM LTD. (NASDAQ:SILCF), a leading provider of communications connectivity solutions, today announced that STSN is developing a new line of self-installing CPE (Customer Premise Equipment) for hotel chains, which incorporate Silicom's patent-pending Iplug™ technology. STSN, the leading provider of broadband services in hotels, provides guests with high-speed Internet access in guestrooms and conference rooms.

STSN's broadband access solutions currently deliver high-speed Internet access to more than 130,000 hotel rooms in over 450 hotels worldwide, making it the leader in its industry. In addition to the Marriott chain, STSN is installed in prestigious hotels worldwide, including the Whitbread Hotel Company in the UK, the UK's second largest hotel group.

STSN's CPE is a small box that is connected to a laptop through either a USB or an Ethernet port. The use of Iplug™ will enable STSN to deskill the USB installation process, eliminating the need for any user intervention beyond plugging a cable into the external port.

"With a growing proportion of business travelers dependent upon e-mail and VPNs, hotel guests expect broadband services in their hotel rooms. By incorporating Silicom's cutting-edge Iplug™ technology into our product, we are providing hotel guests with an easy-to-use system," said Will West, President and CEO of STSN.

Ran Rachlin, President of Silicom Connectivity Solutions, Inc., added, "This is a significant milestone for Silicom. Our partnership with STSN is obviously an important reference for our Iplug™ technology. Just as important, each hotel room installation will become a hands-on Iplug™ demonstration to hundreds of business leaders.

About STSN

STSN is the leading global provider of wired and wireless broadband services in hotels. STSN's solutions provide easy-to use connections to the Internet in hotel guestrooms and meeting rooms. Using a high-speed connection to the Internet allows STSN users to securely access their email and corporate networks at office-like speeds. STSN is available in more than 130,000 guestrooms and 4,000 hotel meeting rooms. STSN is headquartered at 7090 Union Park Avenue, Suite 200, Salt Lake City, Utah, 84047 with additional offices in London and Frankfurt. To find a list of hotels installed with STSN's high-speed access, visit www.stsn.com.

About Silicom

Silicom Ltd. is an industry leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to manufacturers and providers of Multi-Tenant Unit (MTU) and Multi-Dwelling Unit (MDU), Broadband Internet Access, and home networking solutions, as well as other hardware manufacturers. With core expertise in high performance, innovative technologies for the USB interface, networking, and operating systems, the Company provides innovative solutions on an intellectual property licensing, joint development, or OEM basis to many of the industry's largest players. It also offers an extensive range of PC Card and USB products with support for Home Networking, Fast Ethernet, Modems, and serial ports. For more information about Silicom, please visit our web site: www.silicom.co.il.

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Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contacts:

Ran Rachlin, Silicom Inc.
Tel: (201) 529-1121
E-mail: marketing@silicom-usa.com

Ilan Erez, Silicom Ltd.
Tel: +972-9-764-4555
E-mail: ilane@silicom.co.il